This Presentation has been prepared and issued by Nomad Foods Limited (the protect its brand names and trademarks, (xix) uncertainty about the terms of any trade “Company”). This Presentation has been provided solely for information and background. regarding the Company’s productivity program, including the four key pillars, and the agreement between the UK and the EU associated with Brexit, as well as the potential The information in this Presentation is provided as at the date of the Presentation (unless anticipated cost savings the Company expects to receive from such program, (xviii) adverse impact of Brexit on currency exchange rates, global economic conditions and stated otherwise). This Presentation does not constitute or form part of, and should not be beliefs regarding the Company’s supply chain and the critical role it is expected to play cross-border agreements that affect the Company’s business, (xx) loss of the Company’s construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite in ensuring that growth comes with the right margins, (xix) expectations regarding the Company’s major customers or a decrease in demand for its products, (xxii) economic communication, form the basis of, or be relied upon in connection with, or act as any expectations regarding the Company’s commitment to driving top-quartile TSR versus conditions that may affect the Company’s future performance including exchange inducement to enter into any contract or commitment whatsoever with respect to such its peers, and (xxi) expectations regarding the Company’s M&A strategy. The forward- looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. the Company’s ability to achieve and sustain organic growth and a higher level of Certain statements and matters discussed in this Presentation may constitute forward- Although the Company believes that these assumptions were reasonable when made, looking statements. Forward-looking statements are statements that are not historical (xxv) the Company’s failure to comply with, and liabilities related to, environmental, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar to predict and are beyond its control. health and safety laws and regulations, (xxv) the Company’s ability to successfully meaning, including all matters that are not historical facts. This Presentation includes These statements are not guarantees of future performance and are subject to known applicable laws or regulations, and (xxvii) the other risks and uncertainties disclosed in forward-looking statements about the Company’s: (i) expectations regarding the and unknown risks, uncertainties and other factors that could cause actual results to acquisition of Findus Switzerland, including the anticipated purchase price, timing for differ materially from those expressed or implied by such forward-looking statements, other public disclosures by the Company. closing, and the ability of such acquisition to extend the Company’s footprint into including: (i) the Company’s ability to successfully complete the acquisition of Findus Western Europe and to unify the Findus brand, (ii) expectations regarding the Company’s Switzerland on the anticipated terms within the expected time frame, and its ability Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, or regulatory obligations, the Company is not under any obligation and the Company transportation or logistics providers, customers, consumers and employees; tapering or the opportunities that would be created thereby, including the ability to pursue the reduction of consumer demand for frozen foods as pandemic-related restrictions are or revise any forward looking statements, whether as a result of new information, future Company’s M&A strategy and repurchase shares, and the Company’s expectations lifted or conditions improve, and the success of the Company’s strategic investments to events or otherwise. This Presentation shall not, under any circumstances, create any regarding initiating a dividend under certain circumstances, (iv) expectations regarding implication that there has been no change in the business or affairs of the Company the Company’s operations, supply chain or distribution channels, including as a result since the date of this Presentation or that the information contained herein is correct Company’s 2020 guidance, 2021 preliminary view and long-term targets with respect of the COVID-19 pandemic, and the Company’s ability to maintain the health and as at any time subsequent to its date. No statement in this Presentation is intended as a to organic revenue growth, Adjusted EBITDA growth and Adjusted EPS in 2020, 2021 and safety of its workforce, (iv) the duration, spread and intensity of the pandemic and 2025, (v) belief that the Company is well positioned to sustain strong organic revenue related government restrictions and other government responses, including the impact generally been obtained from industry publications and surveys or studies conducted growth and the anticipated core drivers of such growth, (vi) expectation to achieve of a potential second wave of the pandemic, (v) the Company’s ability to successfully by third-party sources. There are limitations with respect to the availability, accuracy, €2.30 in Adjusted EPS by 2025, (vii) expectations regarding the Company’s 2025 long term completeness and comparability of such data. The Company has not independently of such strategic initiatives, (vi) the commercial success of the Green Cuisine brand of Adjusted Free Cash Flow and expectations regarding the long-term target building products, including as a result of its expansion into Western Europe, and other innovations not under any obligation to update, complete, revise or keep current the information blocks to achieve such targets, (viii) expectations that plant protein will represent at introduced to the markets and the Company’s ability to accurately forecast the brand’s contained in this Presentation. Certain statements in this document regarding the market least 5% of revenues within the next few years and expectations to reboot the “Captain” performance in light of COVID-19, (vii) the Company’s ability to retain new consumers and competitive position data are based on the internal analyses of the Company, icon in 2021, (ix) anticipated goal to retain 25-30% of new COVID users in 2021, (x) through increased advertising and promotional investments, (viii) the Company’s ability which involves certain assumptions and estimates. These internal analyses have not expectations regarding the Company’s Space & Place initiative to drive improved and to effectively compete in its markets, including the ability of Green Cuisine to effectively increased distribution of products with core retail partners, (xi) belief that the Company compete in continental Europe, (ix) changes in consumer preferences, such as meat assumptions or estimates are accurate. This Presentation includes certain additional key has the right to win in countries outside of its core, including with plant protein and substitutes, and the Company’s failure to anticipate and respond to such changes or expectations regarding the Company’s vegetables innovations, including their ability to to successfully develop and renovate products, (x) the effects of reputational damage not limited to, organic revenue growth, Adjusted EBITDA, Adjusted earnings per share modernize the category and drive consumption, including by use of new technology, from unsafe or poor quality food products, (xi) the Company’s ability to successfully and Adjusted Free Cash Flow, Net Debt to Adjusted Pro Forma EBITDA. Nomad Foods (xii) expectations regarding the Green Cuisine brand, including that Green Cuisine will execute its acquisition plans, including its ability to identify suitable acquisition targets and achieve approximately €30 million revenue in 2020 and €100 million plus in revenue successfully complete acquisitions, (xii) the adequacy of the Company’s cash resources by 2022, as well as the expected impact of Green Cuisine on overall organic revenue growth, (xiii) intention to introduce Green Cuisine to the French market, expectations for under favorable terms, (xiv) increases in operating costs, including labor costs, and the be different from the calculations used by other companies and comparability may the brand’s performance and other plans and strategies for French and other regions, (xiv) expectations regarding the Company’s 360 degrees approach, (xv) expectations food ingredients and packaging materials that the Company uses in its products, (xvi) an alternative or substitute for the Company’s reported results. For a reconciliation of regarding extending the Company’s pipeline across a number of breakthrough growth the Company’s ability to effectively mitigate factors that negatively impact its supply of platforms, (xv) belief that the Company has a competitively advantaged portfolio and raw materials, (xvii) the Company’s ability to successfully implement, and engage other to the Appendix to this Presentation. is aligned to help drive a more sustainable food system for a better future, (xvi) intention stakeholders in implementing, its sustainability program, (xviii) the Company’s ability to

Head of Investor Relations Chief Executive Officer Chief Commercial Officer Managing Director Northern Europe Managing Director Southern Europe Managing Director Western Europe Chief Supply Chain Officer Chief Financial Officer

Exhibit 99.2


Birds Eye
GREEN CUISINE
powered by plants
2x BURGERS

2020 Investor Day

November 10th

Nomad Foods

Disclaimer

This Presentation has been prepared and issued by Nomad Foods Limited (the "Company"). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments.

Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "should", "strategy", "will" and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company's: (i) expectations regarding the acquisition of Findus Switzerland, including the anticipated purchase price, timing for closing, and the ability of such acquisition to extend the Company's footprint into Western Europe and to unify the Findus brand, (ii) expectations regarding the Company's goals, including to sustain its strong organic growth profile, achieve a higher level of earnings and convert a significant percentage of profit into cash, (iii) expectations to generate €1.5 billion of cumulative adjusted free cash flow over the next five years, and the opportunities that would be created thereby, including the ability to pursue the Company's M&A strategy and repurchase shares, and the Company's expectations regarding initiating a dividend under certain circumstances, (iv) expectations regarding the future operating and financial performance of the Company, including the Company's 2020 guidance, 2021 preliminary view and long-term targets with respect to organic revenue growth, Adjusted EBITDA growth and Adjusted EPS in 2020, 2021 and 2025, (v) belief that the Company is well positioned to sustain strong organic revenue growth and the anticipated core drivers of such growth, (vi) expectation to achieve €2.30 in Adjusted EPS by 2025, (vii) expectations regarding the Company's 2025 long term financial targets, including guidance for revenues, Adjusted EBITDA and Cumulative Adjusted Free Cash Flow and expectations regarding the long-term target building blocks to achieve such targets, (viii) expectations that plant protein will represent at least 5% of revenues within the next few years and expectations to reboot the "Captain" icon in 2021, (ix) anticipated goal to retain 25-30% of new COVID users in 2021, (x) expectations regarding the Company's Space & Place initiative to drive improved and increased distribution of products with core retail partners, (xi) belief that the Company has the right to win in countries outside of its core, including with plant protein and expectations regarding the Company's vegetables innovations, including their ability to modernize the category and drive consumption, including by use of new technology, (xii) expectations regarding the Green Cuisine brand, including that Green Cuisine will achieve approximately €30 million revenue in 2020 and €100 million plus in revenue by 2022, as well as the expected impact of Green Cuisine on overall organic revenue growth, (xiii) intention to introduce Green Cuisine to the French market, expectations for the brand's performance and other plans and strategies for French and other regions, (xiv) expectations regarding the Company's 360 degrees approach, (xv) expectations regarding extending the Company's pipeline across a number of breakthrough growth platforms, (xv) belief that the Company has a competitively advantaged portfolio and is aligned to help drive a more sustainable food system for a better future, (xvi) intention to leverage capabilities to deliver strong financial performance, (xvii) expectations regarding the Company's productivity program, including the four key pillars, and the anticipated cost savings the Company expects to receive from such program, (xviii) beliefs regarding the Company's supply chain and the critical role it is expected to play in ensuring that growth comes with the right margins, (xix) expectations regarding the Company's financial performance forecast and its capital allocation framework, (xx) expectations regarding the Company's commitment to driving top-quartile TSR versus its peers, and (xxi) expectations regarding the Company's M&A strategy. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company's ability to successfully complete the acquisition of Findus Switzerland on the anticipated terms within the expected time frame, and its ability to realize the anticipated benefits of such proposed acquisition, (ii) the impact of the COVID-19 pandemic on the Company's business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; tapering or reduction of consumer demand for frozen foods as pandemic-related restrictions are lifted or conditions improve, and the success of the Company's strategic investments to support organic revenue and Adjusted EBITDA growth, (iii) disruptions or inefficiencies in the Company's operations, supply chain or distribution channels, including as a result of the COVID-19 pandemic, and the Company's ability to maintain the health and safety of its workforce, (iv) the duration, spread and intensity of the pandemic and related government restrictions and other government responses, including the impact of a potential second wave of the pandemic, (v) the Company's ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives, (vi) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into Western Europe, and other innovations introduced to the markets and the Company's ability to accurately forecast the brand's performance in light of COVID-19, (vii) the Company's ability to retain new consumers through increased advertising and promotional investments, (viii) the Company's ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe, (ix) changes in consumer preferences, such as meat substitutes, and the Company's failure to anticipate and respond to such changes or to successfully develop and renovate products, (x) the effects of reputational damage from unsafe or poor quality food products, (xi) the Company's ability to successfully execute its acquisition plans, including its ability to identify suitable acquisition targets and successfully complete acquisitions, (xii) the adequacy of the Company's cash resources to achieve its anticipated growth agenda, (xiii) availability of debt and equity financing under favorable terms, (xiv) increases in operating costs, including labor costs, and the Company's ability to manage its cost structure, (xv) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products, (xvi) the Company's ability to effectively mitigate factors that negatively impact its supply of raw materials, (xvii) the Company's ability to successfully implement, and engage other stakeholders in implementing, its sustainability program, (xviii) the Company's ability to protect its brand names and trademarks, (xix) uncertainty about the terms of any trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company's business, (xx) loss of the Company's financial arrangements with respect to receivables factoring, (xxi) the loss of any of the Company's major customers or a decrease in demand for its products, (xxii) economic conditions that may affect the Company's future performance including exchange rate fluctuations, (xxiii) the Company's ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions, (xxiv) the Company's ability to achieve and sustain organic growth and a higher level of earnings, the Company's ability to achieve the financial performance targets, including its cumulative Adjusted Free Cash Flow and Adjusted EPS targets over the next five years, (xxv) the Company's failure to comply with, and liabilities related to, environmental, health and safety laws and regulations, (xxv) the Company's ability to successfully implement, and realize the benefits of, its M&A strategy and share repurchases, (xxvi) applicable laws or regulations, and (xxvii) the other risks and uncertainties disclosed in the Company's public filings with the U.S. Securities and Exchange Commission and any other public disclosures by the Company.

Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Market and competitive position data in this Presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted earnings per share and Adjusted Free Cash Flow, Net Debt to Adjusted Pro Forma EBITDA. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company's ongoing financial results, as well as to reflect its acquisitions. Nomad Foods' calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company's non-IFRS financial measures an alternative or substitute for the Company's reported results. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation.

Welcome Remarks

Today's Presenters



Stefan Descheemaeker
Chief Executive Officer



Samy Zekhout
Chief Financial Officer



Albert Mathieu
Chief Commercial Officer



Jason Musk
Chief Supply Chain Officer



Wayne Hudson
Managing Director
Northern Europe



Steven Libermann
Managing Director
Southern Europe



Antje Schubert
Managing Director
Western Europe

Agenda

Welcome Remarks	**Taposh Bari,** Head of Investor Relations
Who We Are & Where We Are Going	**Stefan Descheemaeker,** Chief Executive Officer
Growing in Fish & Vegetables	**Albert Mathieu,** Chief Commercial Officer
Winning Across Europe	**Wayne Hudson,** Managing Director Northern Europe **Steven Libermann,** Managing Director Southern Europe **Antje Schubert,** Managing Director Western Europe
Supply Chain Value Creation	**Jason Musk,** Chief Supply Chain Officer
Financial Perspective	**Samy Zekhout,** Chief Financial Officer
Question & Answer Session	

Who We Are & Where We Are Going

Stefan Descheemaeker
Chief Executive Officer



Key Messages

1 We have a portfolio of iconic, market leading frozen food brands

2 We are well positioned to sustain strong organic revenue growth

3 We plan to generate at least €1.5 billion of Adj. Free Cash Flow over the next 5 years

4 We expect to achieve €2.30 in Adj. EPS by 2025

Who we are

The Nomad Foods Journey

1930's -1960's
Birds Eye, iglo and Findus brands are launched across Europe

Early 2000's
Unilever and Nestle divest frozen savory assets to private equity ownership

2015
Nomad Foods
is created and consolidates the Birds Eye, iglo and Findus brands

2017
The business returns to organic revenue growth

2018
Goodfella's Pizza and Aunt Bessie's are acquired

2019-2020
Green Cuisine, a range of frozen pea-based plant protein products, is launched across Europe

Nomad Foods is Europe's Leading Frozen Food Company

#1 market share
within Western Europe frozen food



€2.5b net revenues

13 primary countries across Western Europe

15 consecutive quarters of organic revenue growth

4,800 company employees

Nomad Foods
Serving the world with better food

Revenue by Category



40%
Fish
Vegetables
19%
Potatoes
10%
Meals
9%
Poultry
8%
Pizza
8%
Other
6%

100% of revenues in frozen food

Our Brands

Findus
Birds Eye Green Cuisine
Aunt Bessie's
Birds Eye
iglo
Goodfella's
Lutosa Belviva
la Cocinera

We are the Third Largest Branded Frozen Food Company in the World

Leading Savory Frozen Food Companies, Worldwide

Source: Euromonitor



€6.2
€4.2
€3.3
€2.1
€2.1
€2.0
€1.5
€1.3
€1.2
€1.1
Nestlé
CONAGRA
Nomad Foods
McCain
Tyson
Dr.Oetker
General Mills
brf
KraftHeinz

TOTAL BRANDED RETAIL SALES VALUE, BN

Nomad is the Undisputed Leader in European Frozen Food



Leading Savory Frozen Food Companies, Western Europe
Source: Euromonitor
€3.3
€1.7
€1.1
€1.0
€0.5
€0.4
€0.3
Nomad Foods
Dr.Oetker
Nestlé
McCain
bofrost
FRoSTA
Orkla
TOTAL BRANDED RETAIL SALES VALUE, BN



Western Europe
Savory Frozen Food
€ 27B
Total Retail
Sales Value

Creating Focus Through Strategic Portfolio Choices

~70% of revenues

CORE

Strategic, fully funded and accretive to growth & margins


FISKE-GRATENG
Green Cuisine
FALAFEL
iglo
15 Fischstäbchen
Birds Eye
10 Fish Fingers COD
2x BURGERS
Findus
5 Fiori di NASELLO
CROUSTIBAT
à la Bordelaise
FISH & CRISP
GOODFELLA'S
VEGAN
12 CHICKEN DIPPERS

~10% of revenues

SECONDARY BRANDED PRODUCTS

Managed for margins & cash flow


Potato Waffles
Birds Eye
Findus
BORDELAISE
iglo

~10% of revenues

OTHER BRANDED PRODUCTS

Managed for cash flow


Findus
Birds Eye
iglo
TORTELLONI

Non-retail (private label and foodservice) represent approximately 10% of revenues

We have a Distinct Advantage in Value-Added Frozen Food

Undisputed Leadership

94%

of CORE portfolio where Nomad ranks

#1

MARKET POSITION

Strong Market Share


~30%
Private Label
~20%
Other Branded
~50%
Nomad Foods

CORE MARKET SHARE

Outsized Growth

Avg. Organic Revenue Growth 2017-2019


3%
6%

NOMAD TOTAL NOMAD CORE

15 Consecutive Quarters of Organic Revenue Growth


NOMAD FOODS
Quarterly Organic Revenue Growth
1.1%
3.5%
5.9%
5.6%
2.9%
1.3%
1.9%
4.2%
0.9%
3.5%
2.5%
1.7%
7.7%
12.3%
5.4%
0%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2017
2018
2019
2020

Iconic Brands with High Brand Awareness


CAPTAIN BIRDS EYE
Birds Eye
REAL FOOD, SIMPLY MADE
Sustainable sourcing is in our DNA, with our portfolio being **100% MSC Certified.**
That's what makes us the largest frozen brand in the UK when it comes to sustainable seafood.
Together we can preserve ocean life and help protect fish stocks for future generations.
MSC UK AWARDS WINNER 2020
MSC
Winner of the MSC UK Frozen Brand of the Year award for the 7th consecutive year


Birds Eye
Green Cuisine
powered by plants
discover
MEAT-FREE
in the
FREEZER


EASY, PEASY
FRESH & FREEZY
Birds Eye
EAT IN FULL COLOUR


iglo
BULGUR

Local Brands with Pan-European Scale

- **Austria**: iglo; iglo Green Cuisine
- **Belgium**: iglo; iglo Green Cuisine; Belviva
- **France**: Findus; Findus Green Cuisine
- **Finland**: Findus; Findus Green Cuisine
- **Germany**: iglo; iglo Green Cuisine
- **Ireland**: Birds Eye; Birds Eye Green Cuisine; Goodfella's
- **Italy**: Findus; Findus Green Cuisine
- **Netherlands**: iglo; iglo Green Cuisine
- **Norway**: Findus; Findus Green Cuisine
- **Portugal**: iglo; iglo Green Cuisine
- **Sweden**: Findus; Findus Green Cuisine
- **Spain**: Findus; Findus Green Cuisine; la Cocinera
- **UK**: Birds Eye; Birds Eye Green Cuisine; Aunt Bessie's; Goodfella's

Our Brands

Different looks, similar flavors



15 Fischstäbchen
iglo
100% FILET
Findus
CROUSTIBAT
20 Fish Fingers
OMEGA 3
Birds Eye
100%

Our Portfolio Appeals to All but Over-Indexes to Young Families



under 35 years



35-44 years



45-54 years



55-64 years



65 plus

Why do Our Consumers Chose Our Brands?

Taste

Convenience

Quality

Health

Sustainability

Strong Brand Awareness



Garden Peas
BirdsEye

56%* Nomad EU PEAS Market Share



20 Fish Fingers COD
BirdsEye
100%

64%* Nomad EU FISH FINGERS Market Share

*Based on market share of Nomad's core portfolio

Frozen Offers Great Value

FISH
(wild caught)
MSC
CERTIFIED

CERTIFIED SUSTAINABLE SEAFOOD
MSC
www.msc.org

NUTRITIOUS
Source of protein, fibre,
omega 3 and vitamin C

FLASH
FROZEN
within 2.5 hours



TOTAL MEAL COST UNDER
€ 2

Our People Survey






Nomad Foods



↑ **91%**

Said they're proud to work at Nomad Foods



↑ **83%**

Feel energised to go the extra mile in their job



↑ **88%**

Would recommend Nomad Foods as a good place to work







Strong Ties Within our Local Communities

Covid-19

€**3.2**million

donated across all the countries where we operate

the trussell trust
Stop UK hunger

Die Bremer Suppenengel

GroceryAid

FareShare
fighting hunger, tackling food waste

Matsentralen

FESBAL





A SCUOLA DI FUTURO


THE
VEG POWER
CHALLENGE


VEGETABLE
FOOD DIARY
DAY

SUSTAINABLE LANDSCAPES
ADAPTING TO A CHANGING WORLD



Nomad Operates at the Intersection of Sustainable Eating and Convenience



Nomad Foods
Serving the world with better food



Sustainable Eating

Frozen Food



Sustainability is Becoming More Important for Consumers

Will change brands to buy more sustainable


49%
(+7pp vs. YA)

Willing to pay more for sustainable products


41%
(+5pp vs. YA)

Source: Nielsen State of the Nation Survey 2020

Sustainability is a Fundamental Pillar of our Business


CERTIFIED
SUSTAINABLE
SEAFOOD
MSC
www.msc.org
TM


Birds Eye
Green
Cuisine
powered by plants


NUTRI-SCORE
A B C D E

The Benefits of Flash-Freezing

Health

Freezing is nature's way of preserving nutritional content during storage

Convenience

Access to seasonal food all year round with short preparation times

Sustainability

Sustainably sourced while providing a solution to food waste

Where we are going

We Plan to Sustain Strong Organic Revenue Growth



Frozen Category Growth

Scaling Our Brands



Green Cuisine Plant Protein


Number of times per week the door is opened
REFRIGERATOR door
42x
PANTRY door
24x
FREEZER door
8x

Frozen Food is Growing Faster than the Industry

Western Europe Category Growth, Value

Source: Nielsen through September 2020



FMCG
Food
Savory Frozen
1.5%
1.7%
2.3%
YoY growth
(Oct 2018 – Sept 2019)
before COVID-19
5.5%
6.2%
10.1%
YoY growth
(Oct 2019 – Sept 2020)
since COVID-19

Household Penetration Surged During the Acute Phase of the COVID-19 Pandemic


Year-on-Year Change in 12W Household Penetration, %pts
Source: Europanel, Kantar, GFK
- 0.6
0.3
0.6
0.6
3.3
4.0
1.9
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Acute Phase of COVID-19

Based on Nomad Foods top 3 markets – UK, Italy, and Germany

The Pandemic Has Led to Changing Consumer Habits and Preferences

The whole family at home



Meaning health & harmony have increased in importance

Fewer, less pleasant trips to the shops



Emphasis on less perishable food that lasts until the next trip

Out of home occasions are now in home



There is demand for inspiring cuisine that give creative twists on everyday meals

Economic uncertainty



Consumers are seeking greater value through bulk buying or lower priced goods

New Consumers are Rediscovering the Benefits of Frozen Food

Source: Goodmore Qual Tracker, UK, Italy & Germany

Consumers are Happy...

with their decision to choose frozen over fresh as they are spending less but getting long lasting, easy to prepare and great tasting food

Consumers are Surprised...

versus original expectations by the health and quality of frozen which has led to repeat purchases of our brands



Frozen is a creativity enabler
Discovering new exciting frozen food
Reminded of the LOVE for frozen
Recognising the convenience of frozen

Our Portfolio Has Improved Significantly under Nomad Ownership

More Nutritious

Improved Product Quality

More Sustainable

Stronger Brands

Reaching More Consumers

New Consumer Retention is Tracking In-Line with Expectations


Repeat Rate of New Consumers Since June 2020
Source: Europanel, Kantar, GFK
1 month
2 months
3 months
4 months
5 months
12%
17%
21%
25%
28%
9%
13%
17%
22%
7%
11%
16%
20%
UK
Italy
Germany

New consumers defined as those who purchased a Nomad Foods product in between March 2020 and May 2020 but not in the preceding 40 weeks
Five month repeat data not yet available for Italy and Germany


78% Branded retail
8% E-commerce
6% Private Label
3% Hard Discount
3% Foodservice
1% International
Our Channels and Retailers

As of September 2020

Select Retail Customers

Scaling Our Brands


FROZEN

Traditional Retailers



E-commerce


ALDI

Discounters



Special Foods



International Expansion

Birds Eye Findus iglo Green Cuisine Aunt Bessie's Goodfella's la Cocinera BelViva


Online Growth has Exploded in 2020
YoY Growth in Online Sales
Source: Nielsen, IRI and retailer EPOS data
12%
10%
12%
15%
34%
80%
87%
70%
84%
63%
69%
2018
2019
2020
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep


BirdsEye
Green Cuisine
powered by plants
Established
2019

Why Are We Accelerating Plant Protein?

Good for you, good for the planet

Sustainable Eating



A natural extension of our flexitarian portfolio rooted in **frozen fish & vegetables**


60%

Aligned with retailers agendas of carrying more **meat free**



TOP NEWS

TESCO COMMITS TO 300% SALES INCREASE IN MEAT ALTERNATIVES

29 SEPTEMBER 2020

Tesco has today announced it will become the first UK retailer to set a sales target for plant-based meat alternatives as it steps up its work with its partner, WWF to halve the environmental impact of food production.

Green Cuisine is a winning formula

UK Market Share Progression

Source: Nielsen through September 2020



1%
1%
1%
2%
2%
2%
2%
3%
3%
3%
4%
3%
4%
5%
5%
5%
5%
5%
6%
7%
7%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2019
2020

BirdsEye Green Cuisine powered by plants

2020 YTD Growth



26%
273%
UK Frozen Plant Protein
Green Cuisine

Green Cuisine is Democratizing Meat Free Mealtime

Meat Analogs | Chicken-Free | Vegetarian | Ready Meals | Classics | Meal Mixes | Ingredients



Green Cuisine
2x BURGERS
MEATBALLS
SAUSAGES
DIPPERS
STRIPS
NUGGETS
FALAFEL
VEGGIE FINGERS x10
VEGGIE BURGERS x2
BOWL
NEW
BOLOGNESE
CHILLI

Green Cuisine Today

~€30million
revenue in 2020

Now available in 12 countries

Gross margin accretive

~80%
of revenues in 4 countries
UK, Germany, France and Italy

~50%
of sales in meat analogs

~20%
in meals and ingredients

~30%
in vegetarian foods


GREEN CUISINE
BOULETTES


GREEN CUISINE




10:00
Birds Eye
Green Cuisine
powered by plants
#greecusine
#burger

Green Cuisine is Appealing to Younger Consumers



under 35 years



35-44 years



45-54 years



55-64 years



65 plus

TikTok

Green Cuisine Revenue Growth Trajectory



€100+
million
~€30
million
2019
2020
2021
2022
Beyond

Growing in Fish & Vegetables

Albert Mathieu
Chief Commercial Officer



We Have an Advantaged Portfolio

BETTER FOR PEOPLE

Nomad Foods
Serving the world with better food

Sustainability is a Fundamental Pillar of our Business

BETTER FOR THE PLANET

Food and Agriculture Organization of the United Nations


Fully aligned with the UN's Millennium Development Goals
1 NO POVERTY
Almost 80% of poor people live in rural areas
2 ZERO HUNGER
We produce food for everyone, yet almost 800 million go hungry
3 GOOD HEALTH AND WELL-BEING
Good health starts with nutrition
4 QUALITY EDUCATION
Nutritious food is critical to learning
5 GENDER EQUALITY
Women produce 1/2 the world's food but have much less access to land
6 CLEAN WATER AND SANITATION
Sustainable agriculture holds potential to address water scarcity
7 AFFORDABLE AND CLEAN ENERGY
Modern food systems are heavily dependent on fossil fuels
8 DECENT WORK AND ECONOMIC GROWTH
Agricultural growth in low-income economies can reduce poverty by half
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
Agriculture accounts for 1/4 of GDP in developing countries
10 REDUCED INEQUALITIES
Land reforms can give fairer access to rural land
11 SUSTAINABLE CITIES AND COMMUNITIES
Rural investment can deter unmanageable urbanization
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
1/3 of the food we produce is lost or wasted
13 CLIMATE ACTION
Agriculture is key in responding to climate change
14 LIFE BELOW WATER
Fish gives 3 bn people 20% of daily animal protein
15 LIFE ON LAND
Forests contain over 80% of the world's terrestrial biodiversity
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
Ending hunger can contribute greatly to peace and stability
17 PARTNERSHIPS FOR THE GOALS
Partnerships help raise the voice of the hungry

Our Products are Nutritious and Accessible



90%*

of Our Portfolio Qualifies as Healthier Meal Choice


Findus
CROUSTIBAT
NUTRI-SCORE
A B C D E

*90% of 2019 branded product revenues choices, excluding Spain (owing to data reliability)

Eating for the Planet

A future diet aligned with maximum 1.5 degree global warming means...



Fish
Consume 2 times a week



Vegetables
Double consumption by 2050



Plant Protein
Consume more


...which will reduce carbon emissions from food
CO_2e
-60%*
incl efficiencies

*Moving to a mainly plant based diet, has potential to reduce greenhouse gas emissions up to 60%, assuming efficiencies across the value chain

Initial Life Cycle Assessments Show Frozen as Having a Lower Carbon Footprint

CO_2e
8-12*%
vs chilled fish fillets

CO_2e
60-65*%
vs canned peas

CO_2e
80-90%**
vs hamburger


iglo
15 Fischstäbchen
100% FILET


Garden Peas
BirdsEye


iglo
Green Cuisine
BURGERS
NEW

*Screening life cycle analysis on frozen fish fingers and frozen peas, July 2020
**Life cycle analysis of pea protein products, March 2020

Creating a Healthier Future with Fish

Strong Brand Icons


KEEP IT
SIMPLE
LIKE THE
CAPTAIN DOES.
SIMPLY MADE
WITH 100% COD FILLET
AND GOLDEN BREADCRUMBS.

Category Leadership


iglo

Aligned with Macro Trends


BETTER FOR THE PLANET
BETTER FOR PEOPLE

Building Relevance and Superiority with Consumers

New Design

New Captain on pack and design to modernise and promote freshness

Product & Packaging Renovation


iglo
à la Bordelaise
Neu: in der Pappschale
Schlemmer Filet

Recyclable paper tray

Sustainability



On pack activation linking to our sustainability strategy

Ecolabelling

Product superiority and leading the way with ecolabelling

Innovation to Engage and Grow the Category

QR Code and Augmented Reality to Engage Consumers in Traceability


BirdsEye
KNOW WHERE YOUR FISH COMES FROM
MEET THE FISHERMEN
READ MORE

Unlocking Aquaculture and New Species



Healthy Exciting Ways to Enjoy Fish


NEU
iglo
gelbe & braune
LEINSAMEN
KRUSTE
100% ALASKA
SEELACHS FILET
2 STÜCK

Our Core Vegetable Portfolio is Superior and is Uniquely Suited to Local Needs



Birds Eye

has been growing unique varieties of peas since 1946

Over **50%** Market Share in Local Hero Vegetables



Our Core Vegetable Portfolio is Superior and is Uniquely Suited to Local Needs

High Quality to Command Price Premiums


BirdsEye
UK Pea Harvest
Freezing in Goodness

Picked to Frozen in 2.5 Hours


Findus
MINESTRONE
TRADIZIONE

Italian IGP and DOP Ingredients in our Minestrone


iglo
Rahm-Spinat
der mit dem
BLUBB

The Optimal Leaf-Stem Ratio in Our Spinach

Our Core Vegetable Portfolio is Superior and is Uniquely Suited to Local Needs

Sustainability is in our DNA



FSA
FARM SUSTAINABILITY ASSESSMENT
BY SAI PLATFORM

Birds Eye Pea Harvest
Verified as First SAI Platform Farm Sustainability Assessment (FSA) Gold Level



>15years
We have been planting flowering strips along our German fields for biodiversity protection

Our Vegetables Innovations Modernize the Category and Will Drive Consumption

Prepared Vegetables with Modern Ingredients



Findus
Veggie Sides
QUINOA
BROCCOLI &
PUMPA
KÄLLA TILL PROTEIN & FIBER!
350 g
2

Vegetable Mixes with Pulses, Cauliflower Rice, Quinoa

Modern Wok Curries



Findus
HOT RED CURRY WOK
MED TILSATT SAUS
400g
1-2 PORSJONER
5 min TILBEREDNING

Crispy Vegetable Curry Bases

Sustainable Core Renovation



Recyclable Packaging



COLTIVIAMO IL FUTURO
PER UN'AGRICOLTURA
SOSTENIBILE.
Scopri di più su findus.it
Con AMORE
Findus

Sustainable Peas & Minestrone

Driving Behavior Change and Unlocking New Technology to Drive Vegetable Consumption


150g
300g
Current
Target

Double the Veg Intake by 2050


EAT IN
FULL COLOUR

Change

Behavior Changing Innovation, Packaging & Communication



R&D

New Vegetable Breeding Techniques



Innovation

New Freezing Techniques



Agricultural

Carbon Capturing Initiatives


We are Extending Our Pipeline with Breakthrough Growth Platforms
Future Proteins
New source & processes of proteins
Stay ahead of competition
Next Generation Packaging
E-commerce, and recycling / upcycling
"Fresher" Frozen Meals
Decontamination process, freezing and packaging solutions
Increase the frequency that the freezer door is opened
IoT digitisation
Connectivity of devices

Select Sustainability Partnerships

MARINE STEWARDSHIP COUNCIL

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

FSA
FARM SUSTAINABILITY ASSESSMENT
BY SAI PLATFORM

FARMED RESPONSIBLY
asc
CERTIFIED
ASC-AQUA.ORG
TM

GLOBAL GHOST GEAR INITIATIVE

Dow Jones Sustainability Indexes

10X20X30

NUTRI-SCORE
A B C D E

Winning Across Europe

Wayne Hudson
Managing Director Northern Europe

Steven Libermann
Managing Director Southern Europe

Antje Schubert
Managing Director Western Europe

UK Transformation



Wayne Hudson
Managing Director
Northern Europe



Northern Europe

45%

of revenues



Birds Eye
GOODFELLA'S
NEW FLAVOUR
VEGAN STONE BAKED
Spicy Vegetable Salsa
With LOVE
Birds Eye
PACKED WITH PROTEIN & WITH VITAMIN C
Garden Peas
Birds Eye
Birds Eye
WINNER WINNER
Chicken Dippers Dinner
Birds Eye
38 CHICKEN DIPPERS
10 Fish Fingers COD
100% FILLET
NO ARTIFICIAL PRESERVATIVES COLOURS FLAVOURS
CAPTAIN BIRDSEYE
Birds Eye
Aunt Bessie's
30
CRISPY & FLUFFY ROASTIES
Birds Eye
Green Cuisine
powered by plants
MEAT-FREE
MEATBALLS
SAUSAGES

Strategic Joint Business Plans with our Retail Partners

Aligning with Retailer Strategies


THAT'S ASDA PRICE
5 for £5
GOODFELLA'S

Strategic Brand Partnerships



Innovation Ranging Wins


Birds Eye
Green Cuisine
powered by plants
MEAT-FREE
NEW
Chicken-Free
DIPPERS


GOODFELLA'S
NEW
PIZZA POCKETS
Pepperoni


Birds Eye
NEW
CHUNKY


NEW
Birds Eye
Steamfresh

Distribution Optimization on the Core


CAPTAIN BIRDS EYE
Birds Eye
10 Fish Fingers
COD
100%
COD FILLET


Aunt Bessie's
ROASTIES


GOODFELLA'S
VEGAN

E-commerce Provides a Strong Foundation for Growth

Online Share of Sales

Source: Kantar, Internal Covid19 E-commerce Insights



pre-COVID
since-COVID
4.3%
7.9%
9.4%
14.7%
13.0%
24.2%
Total Grocery
Frozen Food
Nomad Foods

RSV Growth in E-commerce YTD vs LY

Source: Nielsen/IRI as of Sep 2020



52.5%
60.6%
Frozen Food
Nomad Foods

Nomad Foods Market Share Total vs E-comm



19.1%
24.2%
Total Market
E-commerce

UK accounts for 2/3 of Nomad's online revenues

Birds Eye

#2

Selling brand in the UK after Coca-Cola



Pillars of Growth in E-commerce

Brilliant Basics
Win Visually at POP


Birds Eye 4 Large
Battered Cod
Fillets 440G
Write a review

Demand Creation
Occasion Based
Meal Deals


ALL THIS
£5
SAVE UP TO 90P
GOODFELLA'S
STONE BAKED THIN
600
The perfect night in
Shop Offer

Supplier of Choice
Lead for targeted
categories


100% MSC CERTIFIED


EAT IN
FULL COLOUR

Targeting & Remarketing
Drive retention using
e-CRM tools


100
Bonus Nectar points
when you buy
Aunt Bessie's Golden Yorkshire Puddings
x12 220g
Sainsbury's


Google Remarketing
PROSPECT
YOUR SITE
PROSPECT IS TRACKED
PROSPECT LEAVES
YOUR AD ON OTHER SITES
PROSPECT RETURNS TO YOUR SITE

UK Growth Strategy

Grow the Core


Aunt Bessie's
ROASTIES
Birds Eye
ALPHABITES
Birds Eye
Battered
Fish
Birds Eye
SteamFresh
GOODFELLAS
VEGAN
Birds Eye
Breaded
Cod

Grow Plant Protein Portfolio


DISCOVER
MEAT-FREE
IN THE
FREEZER
VEGANUARY
Start your
MEAT
FREE
journey
GOODFELLAS

Adapt to the Macro Environment


OPEN
THE DOOR
TO SO MUCH
MORE
In Your
Freezer
GOODFELLAS

Drive Online Channel Growth




Findus
Findus
Green Cuisine
powered by plants
SPENATPINNAR
krispigt sprödbakade
fyllda med krämig spenat
Rik på
VITAMIN A
LAKTO
VEGETA-
RISK
NYHET!
284g
Kanelbullar
ST
CKH
OLM

Winning in France



Steven Libermann
Managing Director
Southern Europe



Southern Europe

30%

of revenues


Findus
présente
Findus
Findus
Pommes
Noisettes
Croustillantes et Fondantes
OUVERTURE FACILE
UN SAVOIR FAIRE UNIQUE DEPUIS
50 ans
NUTRI-SCORE
UN DÎNER
Royal
Heureusement, IL Y A FINDUS !
Findus
CROUSTIBAT
100% Colin d'Alaska
HEUREUSEMENT Findus s'engage!
NUTRI-SCORE
x20
GREEN CUISINE
BOULETTES
NOUVEAU

France has made Significant Progress Since Being Integrated into Nomad in 2016

Market share

Source: Nielsen


Fish Fingers
CROUSTIBAT
65%
70%
Coated Fish
FISH CHIPS
67%
73%
Natural Fish
CABILLAUD
21%
27%
Potatoes
28%
35%
Total France
11%
15%
2016
2020

2020 values are YTD P9

Revenues

+5% CAGR

Gross Profit

+6% CAGR

EBITDA

+10% CAGR

Growth in France from 2016 to 2020 projected

Success Has Been Enabled by Application of the Growth Model

Product superiority

Building on group scale

Media efficiency

Commercial execution excellence


Findus
CROUSTIBAT
NUTRI-SCORE
A B C D E


Findus
FISH
CHIPS
x4





Green Cuisine Growth Strategy

Create Range Awareness



In Store Visibility


Green Cuisine

Generate Trial


Green Cuisine
Steak Végétal x2

Influencers


@findus_france
Green Cuisine
Boulettes
Connaissez-vous cette nouvelle gamme #findusgreencuisine ?

Growing with All Consumers in Germany



Antje Schubert
Managing Director
Western Europe



Western Europe
25%
of revenues

Our Winning Formula in Germany

Activation of our Brands

Excellence in Execution



Growth Model
Drive & Leverage Our Scale
Create Distinctive Brands
Innovate to Break Through Penetration Barriers
Out Execute in-Store Through Category Leadership

Culture Eats Strategy for Breakfast



NEW


DAS GEHEIMNIS
EINES GUTEN ESSENS?
KEINE GEHEIMNISSE.
iglo
FISCH FREITAG
iglo
GREEN CUISINE
TOP BRAND
HEALTH
2019
Best Brand
GERMANY
Yougov: Best Food Brand
0% KÜNSTLICHE AROMEN.
100% LECKER.
RAHM-
BLATTSPINAT
BLUBB
3 ZUTATEN
KÜCHE
iglo
ICH VERWANDLE
JEDES „IH" IN EIN
„MMMH".
iglo
Rahm-Spinat
BLUBB
Du hast die
POWER
Jetzt im
TIEFKÜHLREGAL
NEU
iglo
GREEN CUISINE
100% Veggie Power
HACKBÄLLCHEN

We Mobilized a 360-Degree Campaign which Contemporized Every Element of Our Brand…



Leaflets
eCom
Packaging
PR
POS
TV
Tags
Xreferenz
Facebook
Instagram
Digital
Youtube
HUB
SEA | SEO
Content
iglo
FISCH FREITAG

…Leading iglo to be Recognized as a 'Best Brand'

iglo

Emotion Brand Icons



Innovation Award 2021



Discounters Represent a Large Share of Retail in Germany

Market Share of FMCG

Source: Nielsen


USA
5
95
Europe
24
76
Germany
39
61
Discounters
Traditional Retail


Spirituosen Karl Albrecht Lebensmittel
Discounters originated in Germany in the
1960's

Transcending Retail with Leading Brands

Kaufland

EDEKA

REWE

RTG Retail Trade Group

ALDI

PENNY MARKET

LIDL

Netto Marken-Discount


iglo
Rahm-Gemüse
KÖNIGS-GEMÜSE
UNSER ORIGINAL MIT DEM

As a Result, We Gained Market Share Across Discounters and Traditional Grocers

iglo is gaining incremental market share through the Discounter Channel

iglo Market Share, Value Category Footprint

Source: Nielsen, Retail Panel



+1.5 ppts
17.2%
4.2%
13.0%
13.0%
2.7%
10.3%
Discounters
Traditional Retail
2016
12M to Aug 2020


Discover delicious food in the freezer
Easy inspiration for a vegetarian meal
iglo
Green Cuisine
powered by plants
Delicious meatless
Ready in minutes
NEU
PULLED BBQ STRIPES
HACK
MINI-SCHNITZEL
100% Veggie Power

Supply Chain Value Creation



Jason Musk
Chief Supply Chain Officer

Nomad Foods Supply Chain Overview



Manufacturing

3,300
Factory Employees

13
Factories



Procurement

7,300
Raw Materials

44
Employees



Distribution

1.7M
Pallets Moved

3,000
Customer Locations


€1.6 Billion
Cost
of Goods
in 2019
Cost of Goods
Overview
6%
Distribution
& Logistics
25%
Manufacturing
69%
Procurement


We Are One of the Largest Buyers of White Fish in the World with a Global Sourcing Footprint
Over €450M SPEND ON FISH from across the world's oceans supporting 40% of revenues
96% SUSTAINABLY SOURCED via certified fisheries (MSC, ASC)
CERTIFIED SUSTAINABLE SEAFOOD MSC www.msc.org
FARMED RESPONSIBLY asc CERTIFIED ASC-AQUA.ORG


We Manage Relationships with
Over 700 Farmers Across Europe
MANAGE RELATIONSHIPS
with over 700 farmers, growing 17,000 hectares of vegetables
Global Centre of Excellence for
PEA BREEDING
with exclusive varieties
Awarded
FSA GOLD LEVEL,
the first UK farm management group and first globally in frozen
FSA
FARM SUSTAINABILITY ASSESSMENT
BY SAI PLATFORM

A High Performing Manufacturing Network




Tonsberg
Larvik
Loftahammer
Toppfrys
Longford
Nass
Hull
Lowestoft
Bremerhaven
Reken
Boulogne sur Mer
Valladolid
Cisterna

Scale & efficiency delivered via four flagship sites producing over 400k tonnes per annum

Agility & flexibility via satellite sites & an extensive co-pack network

Strategically **positioned to serve our markets & customer base**

Highly utilised network, including the world's largest frozen fish factory

Supply Chain has Improved Significantly under Nomad Ownership

Annual Reduction in COGS

2015 - 2017 **Integration**	2018 - 2019 **Building the Foundation for Growth**	2020 onward **Transformation & Scale**


1%
1%
2%
2%
2017
2018
2019
2020



>2%

Annual reduction in cost of goods

Supply Chain Productivity will Enable Nomad's Goal of Accelerating Growth

Procurement	Manufacturing	Distribution & Logistics	Network Optimization
Fuel for Growth	OpX Operational Excellence	Logistics Excellence	NDX Network Design Excellence

Supply Chain, in Summary

Supply chain is an expansive and complex organization within Nomad Foods

We have a clear productivity plan in place and know which levers to pull

We have a good track record behind us

More to come in the future

Financial Perspective



Samy Zekhout
Chief Financial Officer

Who is Nomad Foods?

We are one of the **fastest growing food companies** in Western Europe in 2020

We reach over **120** million consumers every day across Europe

We have one of the best selling brands online in the UK
Birds Eye, after Coca-Cola

We produce over **111** fish fingers every second

Our products are available in over **100,000** stores

We harvest over **350** billion **peas per year**

A History of Strong Financial Performance

Revenue — 7% CAGR

2016	2020E
€1.9 billion	~ €2.5 billion

Adj. EBITDA — 9% CAGR

2016	2020E
€324 billion	€460+ billion

Adj. EPS — 11% CAGR

2016	2020E
€0.84 per share	€1.31+ per share

2020 figures are based on guidance provided on November 5, 2020

Our Performance has been Enabled by Strong Free Cash Flow Generation

Adj. Free Cash Flow Conversion


143%
133%
137%
97%
100%+
100%
2016
2017
2018
2019
2020E

Conversion defined as Adj. Free Cash Flow as a percentage of Adj. Profit

A Track Record of Solid Shareholder Value Creation


3 Year Returns
0%
64%
Nomad Foods
27%
S&P 500
7%
S&P 500
Food

3 year trailing share price appreciation through October 29, 2020

2025 Long Term Financial Targets

€3B+
Revenues

Sustain organic revenue growth at the **high-end of LSD%**

€600M+
Adj. EBITDA

Expand Adj. EBITDA margins within the existing business

€1.5B+
Cumulative Adj. FCF

Convert 100% of Adj. Profit into Adj. Free Cash Flow

Long-term targets assume organic growth complemented by acquisitions

Long-Term Target Building Blocks

Revenue Growth

- Frozen category growth of 1-2%
- Development of Green Cuisine and future 'big bet' innovation
- Scaling our brands

Adj. EBITDA Margin Expansion

- Supply chain
- Mix
- Indirect leverage
- A&P investments

Adj. Free Cash Flow

- Working capital management
- Capex 2-3% of revenue
- 3% avg. interest rate
- 21% cash tax rate

We Expect to Achieve

€2.30

Adj. EPS by 2025

Assumes a combination of organic growth, acquisitions and/or share repurchases

Capital Allocation Framework

Invest in the Business

Consolidate European Frozen Food

Return Excess Capital

European Frozen Acquisition Criteria

- New Categories, Countries and Channels
- Reasonable Valuations
- Cash Flow Generative
- Leading Market Share
- Strong Strategic and Financial Rational
- A Clear Path to Top and Bottom Line Growth

Acquisition of Findus Switzerland


Findus
VERDI
LASAGNE BOLOGNESE
2 Port.

Purchase price of ~€110M

Switzerland's market leading frozen food brand

A highly complementary portfolio

Access to the attractive Swiss market

Multiple levers for value creation

Expected to close in early 2021 and be immediately accretive to Adj. EPS


Findus
GARTEN
ERBSEN
süss und saftig · doux et juteux


Findus
24
FISCH
POISSON
STICKS
XXL

We will Continue to Manage Leverage Appropriately


Acquisition of
Aunt Bessie's and Goodfellas
Tender Offer
4x
2.8x
2x
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2016
2017
2018
2019
2020

Leverage calculated as net debt divided by trailing 12 month Adjusted EBITDA

We Expect to Grow in 2020, 2021 and Beyond

	2020 Guidance	2021 Preliminary View	2025 Long-Term Targets
Organic Revenue Growth	HSD%	Positive	2-3%
Adj. EBITDA Growth	HSD%	Positive	MSD%
Adj. EPS	HSD%	Positive	10%+

Growth in 2021 would imply a significant acceleration on a two-year basis

2020 guidance and 2021 preliminary views are based on management outlook provided with Q3 2020 earnings on November 5, 2020

Key Messages

1 We have a portfolio of iconic, market leading frozen food brands

2 We are well positioned to sustain strong organic revenue growth

3 We plan to generate at least €1.5 billion of Adj. Free Cash Flow over the next 5 years

4 We expect to achieve €2.30 in Adj. EPS by 2025

Appendix

Reconciliation of reported to organic revenue growth

	Q1 2020	Q2 2020	Q3 2020
	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	**10.5%**	**11.4%**	**6.7%**
Of which:			
- Organic Revenue Growth	7.7%	12.3%	5.4%
- Acquisitions	0.0%	0.0%	0.0%
- Trading Day Impact	3.2%	0.0%	1.7%
- Translational FX (a)	(0.4%)	(0.9%)	(0.4%)
Total	**10.5%**	**11.4%**	**6.7%**

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY2019
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	**14.6%**	**10.2%**	**1.8%**	**2.2%**	**7.0%**
Of which:					
- Organic Revenue Growth	0.9%	3.5%	2.5%	1.7%	2.1%
- Acquisitions	13.8%	7.0%	0.0%	0.0%	4.9%
- Trading Day Impact	0.0%	0.0%	0.0%	0.0%	0.0%
- Translational FX (a)	(0.1%)	(0.3%)	(0.7%)	0.5%	0.0%
Total	**14.6%**	**10.2%**	**1.8%**	**2.2%**	**7.0%**

a) Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Reconciliation of reported to organic revenue growth

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY2018
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	**1.5%**	**6.6%**	**15.6%**	**21.0%**	**11.0%**
Of which:					
- Organic Revenue Growth	2.9%	1.3%	1.9%	4.2%	2.6%
- Acquisitions	0.0%	6.4%	14.7%	17.3%	9.4%
- Trading Day Impact	0.0%	0.0%	0.0%	0.0%	0.0%
- Translational FX (a)	(1.4%)	(1.1%)	(1.0%)	(0.5%)	(1.0%)
Total	**1.5%**	**6.6%**	**15.6%**	**21.0%**	**11.0%**

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY2017
	YoY Growth	YoY Growth	YoY Growth	YoY Growth	YoY Growth
Reported Revenue Growth	**(2.9%)**	**0.5%**	**4.4%**	**4.7%**	**1.5%**
Of which:					
- Organic Revenue Growth	1.1%	3.5%	5.9%	5.6%	3.9%
- Acquisitions	0.0%	0.0%	0.0%	0.0%	0.0%
- Trading Day Impact	(1.7%)	0.0%	0.0%	0.0%	(0.5%)
- Translational FX (a)	(2.3%)	(3.0%)	(1.5%)	(0.9%)	(1.9%)
Total	**(2.9%)**	**0.5%**	**4.4%**	**4.7%**	**1.5%**

a) Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Reconciliation of reported to Adjusted financial information for the nine months ended September 30, 2020

Adjusted Statement of Profit or Loss (unaudited)
Nine months ended September 30, 2020

(in €m, except EPS)	As reported for the nine months ended September 30, 2020	Adjustments	As adjusted for the nine months ended September 30, 2020
Revenue	1,858.2	—	1,858.2
Cost of sales	(1,302.8)	—	(1,302.8)
Gross Profit	**555.4**	**—**	**555.4**
Other operating expenses (a)	(268.8)	9.2	(259.6)
Exceptional items (b)	(27.3)	27.3	—
Operating Profit	**259.3**	**36.5**	**295.8**
Finance income	6.3	(5.7)	0.6
Finance costs	(50.5)	0.4	(50.1)
Net Financing Cost (c)	**(44.2)**	**(5.3)**	**(49.5)**
Profit Before Tax	**215.1**	**31.2**	**246.3**
Taxation (d)	(48.7)	(3.1)	(51.8)
Profit for the period	**166.4**	**28.1**	**194.5**
Equity owners of the parent	166.5	28.1	194.6
Non-controlling interests	(0.1)	—	(0.1)
	166.4	**28.1**	**194.5**
Weighted average shares outstanding in millions - basic	199		199
Basic Earnings per share	**0.84**		**0.98**
Weighted average shares outstanding in millions - diluted	199		199
Diluted Earnings per share	**0.84**		**0.98**

a) Share based payment charge including employer payroll taxes of €7.6 million and non-operating M&A transaction costs of €1.6 million.

b) Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within 'Exhibit 99.2 - Condensed Consolidated Interim Financial Statements' for a detailed list of exceptional items.

c) Elimination of €5.7 million of foreign exchange translation gains and €0.4 million of foreign exchange losses on derivatives.

d) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of reported to Adjusted financial information for the nine months ended September 30, 2020

EBITDA and Adjusted EBITDA (unaudited)
Nine months ended September 30, 2020

(in €m)	Nine months ended September 30, 2020
Profit for the period	**166.4**
Taxation	48.7
Net financing costs	44.2
Depreciation and amortization	51.6
EBITDA	**310.9**
Exceptional Items (a)	27.3
Other add-backs (b)	9.2
Adjusted EBITDA	**347.4**
Revenue	1,858.2
Adjusted EBITDA Margin (c)	18.7%

a) Adjustment to add back exceptional items. See Note 6, Exceptional items, within 'Exhibit 99.2 - Condensed Consolidated Interim Financial Statements' for a detailed list of exceptional items.

b) Represents the elimination of share-based payment charges including employer payroll taxes for the nine months ended September 30, 2020 of €7.6 million as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the nine months ended September 30, 2020 of €1.6 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

c) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2019

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2019

(in €m, except EPS)	As reported for twelve months ended December 31, 2019	Adjustments	As adjusted for twelve months ended December 31, 2019
Revenue	2,324.3	—	2,324.3
Cost of sales	(1,626.4)	—	(1,626.4)
Gross Profit	**697.9**	**—**	**697.9**
Other operating expenses (a)	(359.9)	25.7	(334.2)
Exceptional items (b)	(54.5)	54.5	—
Operating Profit	**283.5**	**80.2**	**363.7**
Finance income	2.5	—	2.5
Finance costs	(75.7)	8.8	(66.9)
Net Financing Cost (c)	**(73.2)**	**8.8**	**(64.4)**
Profit Before Tax	**210.3**	**89.0**	**299.3**
Taxation (d)	(56.7)	(7.5)	(64.2)
Profit for the period	**153.6**	**81.5**	**235.1**
Profit for the period attributable to equity owners of the parent	154.0	81.5	235.5
Weighted average shares outstanding in millions - basic	192	—	192
Basic Earnings per share	**0.80**		**1.23**
Weighted average shares outstanding in millions - diluted (e)	198.4	(6.4)	192
Diluted Earnings per share	**0.78**		**1.23**

a) Share based payment charge including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million.

b) Exceptional items which management believes are non-recurring and do not have a continuing impact. See table 'EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2019' for a detailed list of exceptional items.

c) Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives.

d) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

e) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2019

EBITDA and Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2019

(in €m)	Twelve months ended December 31, 2019
Profit for the period	**153.6**
Taxation	56.7
Net financing costs	73.2
Depreciation and amortization	68.3
EBITDA	**351.8**
Exceptional Items:	
Brexit (a)	1.6
Supply chain reconfiguration (b)	(3.6)
Findus Group integration costs (c)	3.5
Goodfella's Pizza & Aunt Bessie's integration costs (d)	12.5
Factory optimization (e)	5.7
Remeasurement of indemnification assets (f)	44.0
Settlement of legacy matters (g)	(9.2)
Other Adjustments:	
Other add-backs (h)	25.7
Adjusted EBITDA (i)	**432.0**

a) Non-recurring expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.

b) Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018.

c) Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

d) Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

e) Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.

f) Non-recurring charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.

g) Non-recurring income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.

h) Represents the elimination of share based payment expenses including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

i) Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2018

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2018

(in €m, except EPS)	As reported for twelve months ended December 31, 2018	Adjustments	As adjusted for twelve months ended December 31, 2018
Revenue	2,172.8	—	2,172.8
Cost of sales (a)	(1,519.3)	5.7	(1,513.6)
Gross Profit (g)	**653.5**	**5.7**	**659.2**
Other operating expenses (b)	(352.7)	23.6	(329.1)
Exceptional items (c)	(17.7)	17.7	—
Operating Profit	**283.1**	**47.0**	**330.1**
Finance income	1.6	(1.4)	0.2
Finance costs	(57.6)	(2.4)	(60.0)
Net Financing Cost (d)	**(56.0)**	**(3.8)**	**(59.8)**
Profit Before Tax	**227.1**	**43.2**	**270.3**
Taxation (e)	(56.6)	(4.7)	(61.3)
Profit for the period	**170.5**	**38.5**	**209.0**
Profit for the period attributable to equity owners of the parent	171.2	38.5	209.7
Weighted average shares outstanding in millions - basic	175.6	—	175.6
Basic Earnings per share	**0.97**		**1.19**
Weighted average shares outstanding in millions - diluted (f)	175.8	(0.2)	175.6
Diluted Earnings per share	**0.97**		**1.19**

a) Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

b) Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million.

c) Exceptional items which management believes are non-recurring and do not have a continuing impact. See table 'EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2018' for a detailed list of exceptional items.

d) Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives.

e) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

f) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

g) Adjusted gross margin of 30.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted gross profit by Adjusted revenue of €2,172.8 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2018

EBITDA and Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2018

(in €m)	Twelve months ended December 31, 2018
Profit for the period	**170.5**
Taxation	56.6
Net Financing Costs	56.0
Depreciation	39.3
Amortization	7.0
EBITDA	**329.4**
Acquisition purchase price adjustments (a)	5.7
Exceptional Items:	
Supply chain reconfiguration (b)	1.2
Findus Group integration costs (c)	10.4
Goodfella's Pizza & Aunt Bessie's integration costs (d)	8.3
Factory optimization (e)	1.6
Settlement of legacy matters (f)	(3.8)
Other Adjustments:	
Other add-backs (g)	23.6
Adjusted EBITDA (h)	**376.4**

a) Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting.

b) Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets.

c) Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015.

d) Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018.

e) Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories.

f) Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits.

g) Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

h) Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2017

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2017

(in €m, except EPS)	As reported for twelve months ended December 31, 2017	Adjustments	As adjusted for twelve months ended December 31, 2017
Revenue	1,956.6	—	1,956.6
Cost of sales	(1,357.2)	—	(1,357.2)
Gross Profit (f)	**599.4**	**—**	**599.4**
Other operating expenses (a)	(319.3)	5.6	(313.7)
Exceptional items (b)	(37.2)	37.2	—
Operating Profit	**242.9**	**42.8**	**285.7**
Finance income	7.2	(7.0)	0.2
Finance costs	(81.6)	22.0	(59.6)
Net Financing Cost (c)	**(74.4)**	**15.0**	**(59.4)**
Profit Before Tax	**168.5**	**57.8**	**226.3**
Taxation (d)	(32.0)	(19.1)	(51.1)
Profit for the period	**136.5**	**38.7**	**175.2**
Weighted average shares outstanding in millions - basic	176.1		176.1
Basic Earnings per share	**0.78**		**1.00**
Weighted average shares outstanding in millions - diluted (e)	184.8	(8.7)	176.1
Diluted Earnings per share	**0.74**		**1.00**

a) Share-based payment charge

b) Exceptional items which management believes do not have a continuing impact. See table 'EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2017' for a detailed list of exceptional items.

c) Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives.

d) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

e) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018.

f) Adjusted gross margin 30.6% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted gross profit by Adjusted revenue of €1,956.6 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2017

EBITDA and Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2017

(in €m)	Twelve months ended December 31, 2017
Profit for the period	**136.5**
Taxation	32.0
Net financing costs	74.4
Depreciation	35.9
Amortization	6.5
EBITDA	**285.3**
Exceptional Items:	
Transactions related costs (a)	3.2
Investigation and implementation of strategic opportunities (b)	18.8
Supply chain reconfiguration (c)	14.0
Findus Group integration costs (d)	15.1
Settlement of legacy matters (e)	(5.6)
Remeasurement of indemnification assets (f)	(8.3)
Other Adjustments:	
Other add-backs (g)	5.6
Adjusted EBITDA (h)	**328.1**

a) Costs incurred related to enhanced control compliance procedures in territories.

b) Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses.

c) Supply chain reconfiguration costs, namely the closure of the Bjuv factory.

d) Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

e) Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory.

f) Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

g) Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

h) Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2016

Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2016

(in €m, except EPS)	As reported for the twelve months ended December 31, 2016	Adjustments	As adjusted for twelve months ended December 31, 2017
Revenue	1,927.7	—	1,927.7
Cost of sales	(1,356.7)	—	(1,356.7)
Gross Profit (e)	**571.0**	**—**	**571.0**
Other operating expenses (a)	(298.4)	1.2	(297.2)
Exceptional items (b)	(134.5)	134.5	—
Operating Profit	**138.1**	**135.7**	**273.8**
Finance income	24.2	(18.3)	5.9
Finance costs	(86.3)	7.1	(79.2)
Net Financing Cost (c)	**(62.1)**	**(11.2)**	**(73.3)**
Profit Before Tax (d)	**76.0**	**124.5**	**200.5**
Taxation	(39.6)	(6.0)	(45.6)
Profit for the period	**36.4**	**118.5**	**154.9**
Weighted average shares outstanding in millions - basic	183.5		183.5
Basic earnings per share	**0.20**		**0.84**
Weighted average shares outstanding in millions - diluted	183.5		183.5
Diluted earnings per share	**0.20**		**0.84**

a) Adjustment to add back share based payment charge

b) Adjustment to add back exceptional items which management believes do not have a continuing impact. See table 'EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2016' for a detailed list of exceptional items.

c) Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest.

d) Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

e) Adjusted gross margin 29.6% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million.

Reconciliation of reported to Adjusted financial information for the twelve months ended December 31, 2016

EBITDA and Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2016

(in €m)	Twelve months ended December 31, 2016
Profit for the period	**36.4**
Taxation	39.6
Net financing costs	62.1
Depreciation	43.3
Amortization	7.8
EBITDA	**189.2**
Exceptional items:	
Costs related to transactions (a)	4.8
Costs related to management incentive plans (b)	1.9
Investigation and implementation of strategic opportunities (c)	7.0
Cisterna fire net income (d)	(4.3)
Supply chain reconfiguration (e)	84.3
Other restructuring costs (f)	(1.0)
Findus Group integration costs (g)	29.6
Settlement of legacy matters (h)	1.8
Remeasurement of indemnification assets (i)	10.4
Other Adjustments:	
Other add-backs (j)	1.2
Adjusted EBITDA (k)	**324.9**

a) Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.

b) Adjustment to eliminate long term management incentive scheme costs from prior ownership.

c) Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses.

d) Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group's Italian production facility which produces Findus branded stock for sale in Italy.

e) Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

f) Elimination of a credit on release of provisions for restructuring activities associated with operating locations.

g) Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

h) Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented.

i) Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.

j) Other add-backs include the elimination of share-based payment charges of €1.2 million.

k) Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million.

Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow

(in €m)	Nine months ended September 30, 2020	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Net Cash Flows From Operating Activities	**321.3**	**315.4**	**321.3**	**193.8**	**282.1**
Add back:					
Cash flows relating to exceptional items (a)	3.3	15.9	43.4	99.5	49.2
Legacy tax payments (b)	—	—	—	27.3	—
Employer taxes related to share based payments (c)	2.3	7.5	1.7	—	—
Non-operating M&A costs (d)	1.6	3.3	8.9	3.0	0.0
Deduct:					
Capital expenditure (e)	(37.3)	(47.3)	(41.6)	(42.6)	(42.4)
Net interest paid	(33.8)	(46.0)	(45.1)	(48.5)	(63.0)
(Payments)/proceeds on settlement of derivatives	(4.5)	0.7	(2.8)	1.6	(4.0)
Payment of lease liabilities (f)	(16.0)	(21.8)	—	(1.6)	(0.7)
Adjusted free cash flow	**236.9**	**227.7**	**285.8**	**232.5**	**221.2**
Adjusted free cash flow as % adjusted profit for the period	**122%**	**97%**	**137%**	**133%**	**143%**
Adjusted Profit for the period	**195**	**235**	**209**	**175**	**155**

a) Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.

b) Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature

c) Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows.

d) Adjustment to add back cash flows related to non-operating M&A related costs which are not considered to be indicative of our ongoing operating cash flows.

e) Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.

f) These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.

Reconciliation of reported to Adjusted financial information for the trailing 12 months to September 30th 2020

EBITDA and Adjusted EBITDA (unaudited)
Three months ended December 31, 2019 and nine months ended September 30, 2020

(in €m)	Three months ended December 31, 2019	Nine months ended September 30, 2020	Trailing 12 months ended September 30, 2020
Profit for the period	**45.9**	**166.4**	**212.3**
Taxation	15.5	48.7	64.2
Net financing costs	25.2	44.2	69.4
Depreciation and amortization	18.3	51.6	69.9
EBITDA	**104.9**	**310.9**	**415.8**
Exceptional Items (a)	4.6	27.3	31.9
Other add-backs (b)	6.4	9.2	15.6
Adjusted EBITDA (c)	**115.9**	**347.4**	**463.3**
Net Debt (d)			**1,278.6**
Leverage (e)			**2.8**

a) Adjustment to add back exceptional items. See Note 6, Exceptional items, within 'Exhibit 99.2 - Condensed Consolidated Interim Financial Statements' for a detailed list of exceptional items.

b) Represents the elimination of share-based payment charges including employer payroll taxes for the nine months ended September 30, 2020 of €7.6 million (three months ended December 31, 2019: €6.2 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the nine months ended September 30, 2020 of €1.6 million (three months ended December 31 2019: €0.2million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

c) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue

d) Net Debt includes all drawn external debt items, operating leases (IFRS16) and mark to market of debt linked derivates, as offset by cash and cash equivalents.

e) Leverage equates to loans and borrowings less cash and short-term investments.